Exhibit 99.1

Battle Mountain Gold Inc.

Condensed Consolidated Interim Financial Statements

Three months Ended January 31, 2015

Expressed in Canadian Dollars

(Unaudited - Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Battle Mountain Gold Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	January 31,	October 31,
	2015	2014

ASSETS

Current Assets
Cash	$99,619	$85,303
Marketable securities	867	1,734
Prepaid	8,248	13,968
Receivables (Note 3)	25,630	34,356

Total current assets	134,364	135,361

Non-Current Assets
Advance to contractor	-	11,200
Exploration and evaluation assets (Note 4)	2,907,552	2,766,082

Total non-current assets	2,907,552	2,777,282

Total Assets	$3,041,916	$2,912,643

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$100,071	$140,687
Loans payable (Note 5)	102,153	100,510

Total current liabilities	202,224	241,197

Shareholders’ Equity
Share capital (Note 6)	3,517,974	3,262,874
Share-based payment reserves (Note 6)	301,011	301,011
Warrants (Note 6)	13,700	13,700
Accumulated other comprehensive income	2,268	3,135
Deficit	(995,261)	(909,274)

Total shareholders’ equity	2,839,692	2,671,446

Total Liabilities and Shareholders’ Equity	$3,041,916	$2,912,643

Nature of business and continuance of operations (Note 1)
Subsequent event (Note 11)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on March 27, 2015

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended January 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months
	ended January	ended January
	31, 2015	31, 2014

EXPENSES
Accounting and audit	$16,006	$-
Consulting	-	7,316
Filing fees	5,738	2,625
Insurance	4,344	-
Interest	1,644	(2,743)
Legal fees	11,491	44,272
Office and rent	7,284	-
Public relations	1,224	-
Salaries and benefits	31,805	-
Travel	4,317	-

	(83,853)	(51,470)
OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	(2,134)	(336)

	(2,134)	(336)

Loss for the period	$(85,987)	$(51,806)

Other comprehensive loss
Exchange difference on translation of foreign operations	-	24,429
Unrealized loss on marketable securities	(867)	-

Total comprehensive loss	$(86,854)	$(27,377)

Basic and diluted loss per common share	$(0.00)	$(0.01)

Weighted average number of common shares outstanding	27,796,505	7,101,370

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended January 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital
	Number of Shares	Amount	Warrants	Share subscription Advances	Share-based payment reserves	Accumulated other comprehensive income (loss)	Deficit	Total

Balance at October 31, 2013	6,400,000	$621,252	$-	$35,000	$-	$4,869	$(282,611)	$378,510
Shares issued for cash	3,200,000	320,000	-	(35,000)	-	-	-	285,000
Share subscription advances	-	-	-	25,000	-	-	-	25,000
Loss for the period	-	-	-	-	-	-	(51,806)	(51,806)
Other comprehensive income for the period	-	-	-	-	-	24,429	-	24,429

Balance at January 31, 2014	9,600,000	941,252	-	25,000	-	29,298	(334,417)	661,133

Balance at October 31, 2014	26,461,396	3,262,874	13,700	-	301,011	3,135	(909,274)	2,671,446

Shares issued for cash	2,575,000	257,500	-	-	-	-	-	257,500
Share issue costs	-	(2,400)	-	-	-	-	-	(2,400)
Shares issued as finders' fee	109,500	-	-	-	-	-	-	-
Loss for the period	-	-	-	-	-	-	(85,987)	(85,987)
Other comprehensive income for the period	-	-	-	-	-	(867)	-	(867)

Balance at January 31, 2015	29,145,896	$3,517,974	$13,700	$-	$301,011	$2,268	$(995,261)	$2,839,692

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended January 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months
	ended January	ended January 31,
	31, 2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(85,987)	$(51,806)
Items not affecting cash:
Foreign exchange gain (loss)	-	336
Interest expense (income)	1,644	(2,743)

Changes in non-cash working capital items:
Prepaid and receivables	14,446	-
Trade and other payables	(2,838)	481
Net cash used in operating activities	(72,735)	(53,732)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(168,049)	(32,554)
Net cash used in investing activities	(168,049)	(32,554)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	257,500	285,000
Share issuance costs	(2,400)	-
Repayments of loans payable	-	(122,604)
Subscription advances	-	25,000
Net cash from financing activities	255,100	187,396

Effect of exchange rate fluctuation on cash	-	(863)

Change in cash	14,316	100,247
Cash, beginning of period	85,303	306,285

Cash, end of period	$99,619	$406,532

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$2,566	$5,789
Shares issued as finders fees	$10,950	$-
Unrealized loss on marketable securities through AOCI	$867	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2015 and 2014

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

On May 14, 2014, the Company and its securityholders (the “BMG Securityholders”) completed a Share Exchange Agreement with Madison Minerals Inc. (“Madison”), a public company listed on the TSX Venture Exchange (the “Exchange”), pursuant to which the BMG Securityholders transferred all of their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction resulted in the former BMG Securityholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefor constituted a Reverse Takeover (the “RTO”) under the policies of Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc. The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have been acquired by BMG (Note 12). These condensed consolidated interim financial statements include the result of operations of Madison from May 14, 2014. The comparative figures are those of the former BMG.

Prior to the completion of the RTO, Madison also was in the business of mineral exploration. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), held and continues to hold a 60% participating interest in the Lewis Gold Project, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) The joint venture to which Madison and NRC are parties currently holds a 100% interest in the Lewis Property. Prior to the completion of the RTO, BMG held, and continues to hold, an option to acquire the other 40% participating interest in the Lewis Gold Project, as set out in Note 4. Accordingly, the continuing entity has the potential to own 100% of the Lewis Property once the option set out in Note 4 is exercised.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At January 31, 2015 the Company had cash of $99,619 and a working capital deficiency of $67,860. Notwithstanding the financings completed in December 2014 set out in Note 6, management regards the Company’s working capital as insufficient to sustain the Company’s operations beyond the second fiscal quarter of the current 2014-2015 fiscal year. This casts significant doubt on the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that sufficient working capital can be obtained through the issuance of additional common shares or by obtaining loans from certain shareholders to meet the Company’s other liabilities and commitments as they come due but this opinion is subject to considerable uncertainty.

Although these condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, the above noted conditions raise significant doubt regarding the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. These adjustments could be material.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2015 and 2014

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting. The condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the annual financial statements for the year ended October 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

(b) Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., a British Virgin Islands corporation.

(d) New Accounting Standards Adopted

IAS 32 Financial Instruments: Presentation: This amended standard provides clarification on the application of offsetting rules. This standard was adopted on November 1, 2014 and it did not have a significant effect on the Company’s financial reporting.

IAS 36 Impairment of Assets: This amended standard requires disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. This standard was adopted on November 1, 2014 and it did not have a significant effect on the Company’s financial reporting.

(d) New Accounting Standards Not Yet Adopted

One new accounting standard has been published that is not mandatory for the reporting period ended January 31, 2015. Management has decided against early adoption of this standard.

IFRS 9 – Financial Instruments

This standard and its consequential amendments are tentatively effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. The adoption date for this standard has been deferred a number of times and management believes it is premature to assess the impact of this proposed new standard, if, as and when finalized and adopted.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2015 and 2014

3. RECEIVABLES

	January 31,	October 31,
	2015	2014
Goods and services tax recoverable	$14,772	$11,962
Other receivables	10,858	22,394
Receivables	$25,630	$34,356

4. EXPLORATION AND EVALUATION ASSETS

(a) Lewis Gold Project

(i) Interest of the Company

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with NRC for an exclusive option to acquire a 40% right, title and interest in a joint venture which holds mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project"). To exercise this option, the Company must make cash payments and issue Common Shares to NRC as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares(issued)
September 13, 2013	$50,000 (paid)
March 31, 2015 (Note 11)		500,000 common shares
October 31, 2015 (Note 11)		500,000 common shares **
April 13, 2017 (Note 11)	$1,600,000 *

* At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The April 13, 2017 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or its subsidiary having raised an aggregate total of more than $10,000,000.

* The value of this share issuance is to be credited against the $1,600,000 balance.

(ii) Interest of Madison

Pursuant to a series of agreements dating from 2002, Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project.All previous exploration and evaluation expenditures incurred by Madison have been charged to operations.

As a result of the accounting for the RTO as set out in Note 12, an amount of $2,047,504 was ascribed in 2014 to the contribution by Madison of its interest in the joint venture which holds the Lewis Gold Project and was recorded as a carrying cost of the project in the accounting records of the Company.

(iii) Royalty agreement

The Lewis Gold Project property is subject to an advanced minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against certain production royalties. During the quarter the Company made its annual payment for 2014 of USD $79,120. These royalties can be purchased for the price of USD $4,000,000 for a period of one year commencing December 27, 2007 or thereafter for a price which increases by USD $500,000 per annum each December 27 for a period of 35 years.

(b) Plumas

Pursuant to a February 2013 termination of a 2012 agreement in respect of a project referred to as “Plumas”, the Company issued 500,000 shares an arm’s length third party. As a result of the termination of this property agreement, $50,000 ascribed to the shares issued to the third party was written off in the year ended October 31, 2014.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2015 and 2014

4. EXPLORATION AND EVALUATION ASSETS (continued)

(c) Summary by Project	Lewis Gold	Plumas	Total

Balance at October 31, 2013	$356,464	$-	$356,464
Acquisition costs
Shares issued	-	50,000	50,000
RTO purchase costs allocated to project (Note 12)	2,047,504	-	2,047,504
Exploration costs
Claim maintenance	70,260	-	70,260
Field expenses	291,854	-	291,854
Write-off of exploration and evaluation assets	-	(50,000)	(50,000)
Balance at October 31, 2014	$2,766,082	$-	$2,766,082

Exploration costs
Claim maintenance	90,513	-	90,513
Field expenses	50,957	-	50,957
Balance at January 31, 2015	$2,907,552	$-	$2,907,552

5. TRADE AND OTHER PAYABLES AND LOANS PAYABLE

	January 31,	October 31,
	2015	2014
Trade accounts payable	$53,757	$87,166
Accrued payables	46,314	53,521
Trade and other payables	$100,071	$140,687

On September 22, 2014 the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans are unsecured, bear interest at 6%, and have no fixed terms of repayment.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2015 and 2014

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

Issued: Recently issued shares comprise the following.

On December 17, 2014 the Company closed a non-brokered private placement. The private placement comprised of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000. Each unit comprises of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share for the two years from the date of issue. The Company paid a finder’s fee by issuing 109,500 common shares in connection with this private placement.

On December 23, 2014 the Company closed a further non-brokered private placement. The private placement comprised of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500. Each unit comprises of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share for the two years from the date of issue. The Company paid a cash finder’s fee of $2,400 in connection with this private placement.

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
250,000	$0.64	0.20	April 14, 2015
1,000,000	$0.20	1.90	December 17, 2016
287,500	$0.20	1.90	December 23, 2016
2,000,000	$0.15	3.10	March 21, 2018
3,537,500

The warrants expiring in 2016 were issued in conjunction with the private placements in December 2014 set out above.

(c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

At January 31, 2015 the Company had options for the acquisition of up to 1,550,000 common shares outstanding to directors, officers, employees and consultants exercisable at the price of $0.25 per share for a term expiring August 14, 2019.

(d) Escrow conditions

As a component of the RTO transaction the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At January 31, 2015 escrow conditions continued in effect for a total of 1,472,549 issued shares.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2015 and 2014

7. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

The Company paid or accrued directors’ fees to three directors totaling $4,500, geological consulting fees totaling $AUD 10,200 to one director, and consulting fees totaling $20,100 to a senior officer for management services. The amounts of $4,500 and $20,100 were charged to salaries and benefits and the amount of $AUD 10,200 is included in field expenses of $50,957 set out in Note 4. Included in trade and other payables is $22,105 (2014 – $nil) due to related parties.

(b) Loans from Related Parties

On September 22, 2014 the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans are unsecured, bear interest at 6% and have no fixed terms of repayment.

(c) Private Placements

Two directors of the Company participate in these private placements as follows. In the December 17 placement, one director subscribed for 100,000 shares at a cost of $10,000 and one director for 175,000 shares at a cost of $17,500. In the December 23 placement, the latter director subscribed for an additional 75,000 shares at a cost of $7,500.

8. SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of exploration and evaluation property acquisition, exploration and development. Exploration and evaluation assets are located in the State of Nevada, USA.

9. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal risk exposure and the way it is managed set out for disclosure in this interim financial statement is liquidity risk, the risk that the Company will not be able to meet its financial obligations when they become due. At January 31, 2015 the Company has a working capital deficiency of $67,860 (October 31, 2014 – a deficiency of $105,836). Readers are referred to Note 1, where it is stated, “Management is of the opinion that sufficient working capital can be obtained through the issuance of additional common shares or by obtaining loans from certain shareholders to meet the Company’s other liabilities and commitments as they come due, but this opinion is subject to considerable uncertainty.”

10. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company’s capital management practices during the period ended January 31, 2015.

11. SUBSEQUENT EVENT

On March 23, 2015 the Company agreed to amend the terms of exercising the option on a 40% interest in the Lewis Gold Project set out in Note 4(a)(i) as follows: 1) by extending the due date of the final payment of $1,600,000 by 18 months to April 13, 2017; 2) by issuing 500,000 of the Company's common shares on or before March 31, 2015; 2) by issuing a further 500,000 of the Company's common shares on or before October 31, 2015 at a deemed price of $0.10 per share which shall be a credit to the $1,600,000 payment due on or before April 13, 2017.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2015 and 2014

12. REVERSE TAKEOVER TRANSACTION

On May 14, 2014, the Company completed a share exchange transaction (the “RTO”) whereby, among other matters, the security holders of the Company exchanged all of their securities of the Company for like securities of Madison on a one-for-one basis. Immediately prior to the share exchange, Madison completed a consolidation of its authorized and issued capital and its issued warrants pursuant to which each common share or warrant was consolidated on a four for one basis such that each four common shares or warrants were consolidated into one post-consolidation share or warrant.

Madison issued 11,041,386 post-consolidation shares to the shareholders of the Company. As a result of this share issuance, the shareholders of the Company obtained control of the combined entity by obtaining approximately 58% of the common shares of the combined entity. Accordingly, for accounting purposes, the Company was treated as the accounting parent company (legal subsidiary) and Madison has been treated as the accounting subsidiary (legal parent) in these condensed consolidated interim financial statements. As the Company was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these condensed consolidated interim financial statements at their historical carrying value. Madison’s results of operations have been included from May 14, 2014. The transaction was accounted for as an asset acquisition.

The purchase price was allocated to the net assets acquired as follows:

$
Cash	7,923
Marketable securities	3,468
Prepaid	3,467
Receivables	4,777
Exploration and evaluation assets	2,047,504
Loan payable	(20,000)
Trade and other payables	(199,817)

Net assets acquired	1,847,322

11,041,386 common shares	1,766,622
Fair value of warrants	13,700
Transaction costs	67,000

Total consideration	1,847,322

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2015

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Pink Sheet market under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at January 31, 2015 and for the three months then ended (the “Interim Financial Statements”) and should be read together with those statements.

This MD&A is dated March 27, 2015 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Reverse takeover transaction (“RTO”)

The Company’s financial and operational activities and status addressed in this MD&A continue to be, and will continue to be, profoundly influenced by the reverse takeover business combination in May 2014 in the prior fiscal year’s third quarter (the “RTO”). The financial elements of this are summarized in Note 12 to the Interim Financial Statements.

The former private company now called BMG Mining Inc. is regarded for accounting purposes as the acquirer of Madison Minerals Inc. (“Madison”) the other party to the RTO (although Madison was the acquirer of the Company in legal terms). The RTO had a profound and fundamentally material effect on the Company, its share capital structure, its Board of Directors, its assets, liabilities, shareholders’ equity, working capital and liquidity; and among other matters management believes there is a fundamental lack of comparability between the three months ended January 31, 2015 and the comparable quarter in the previous financial year. This is because the Company was a private company as at January 31, 2014 and for the quarter then ended, and had entirely different management, accounting practices and business activities at that time. Its financial statements were filed for the first time on a “reporting issuer” basis on March 28, 2014, the effective date of an Information Circular filed with regulatory authorities in respect of the proposed RTO.

The effects of the RTO on our exploration and evaluation assets are set out in Notes 4(a) and 4(c).

Both before and after the RTO, Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus and sole property is the Lewis Gold Project.

Numerous aspects of the RTO are described in detail in a “Notice of Annual Special Meeting of Shareholders and Management Information Circular” prepared by Madison and filed on SEDAR with the effective date March 28, 2014 (the “Information Circular”).

Lack of comparability in the Interim Financial Statements

As set out in Notes 1, 2(c), 4, and 12 to the Interim Financial Statements, the RTO resulted in a significant and material restructuring of the parent-subsidiary relationships within the Company. Accordingly, the prior period information for the 2013-2014 fiscal year in the Interim Financial Statements, which is based solely on the former private company now known as BMG Mining Inc., reflects a company which was very different from the current consolidated public company whose 2014-2015 financial information is set out in the Interim Financial Statements.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent fiscal quarter, November 2014 to January 2015.

Lewis Gold Project, Nevada

Note 4(a) to the Interim Financial Statements sets out the interests of the Company in this project and those brought into the Company on the acquisition of Madison, and Note 4(c) sets out a summary in financial terms. The carrying value at the quarter end date is $2.908 million. Of this, $2.766 million was incurred by the Company in prior financial years, and

Battle Mountain Gold Inc.
Three months ended January 31, 2015
Management Discussion and Analysis
Page 2 of 5

of that amount $2.047 million is the amount ascribed to Madison’s 60% interest in the project joint venture which was acquired in the RTO, as set out in Note 12. During the first fiscal quarter we added $141,470 to project costs, of which $90,513 was for the annual advance royalty payment due in December 2014 and $50,957 was for direct exploration costs.

During the quarter we continued with the program and budget for field work at the Lewis Gold Project adopted in June 2014, generally consistent with the USD $355,000 budget set out in the Proposed Work Budget section of the Information Circular. This program and budget represents a re-establishment of significant exploration activity at the project. A summary in considerable detail of the proposed program is set out in our news release dated June 25, 2014, to which readers are encouraged to refer. This release is available on the SEDAR website under the Company’s profile. On each of September 2 and September 15, 2014 and February 17, 2015 we issued additional technical news releases reporting exploration updates including assay and survey results, and these releases are also available on SEDAR.

Ownership interests in the Lewis Gold Project

Since 2005 Madison Minerals Inc. (now Battle Mountain Gold Inc.) has held a 60% joint venture interest in the project. BMG Mining Inc. (“BMGMI”), the private company acquired, in the legal sense, in the RTO, holds an option to acquire the remaining 40% joint venture interest, currently held by an arm’s length third party (the “Optionor”). Prior to the RTO, BMGMI had made cash payments to the Optionor totaling $100,000 and had issued 2,000,000 of its common shares to the Optionor (which shares have subsequently taken the form of common shares of Battle Mountain Gold Inc.). The sole remaining material condition to the exercise of the option is that the Company, at its sole discretion and option, pay the Optionor $1,600,000 either in cash or in its common shares at a share price equal to the lesser of the market price and $0.40 per share on or before April 13, 2017 except that this due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000. The April 2017 date set out above arises from an extension agreement of March 2015 as set out in Note 11 Subsequent Event.

The Information Circular identified above contains a description of the Lewis Gold Project in considerable detail at pages 38 to 65, based upon a National Instrument 43-101 technical report prepared by Apex Geoscience Ltd. dated March 13, 2014 which is filed on SEDAR under the Company’s profile with the filing date March 31, 2014.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Interim Financial Statements, our financial reporting assumes continuing operations in the normal course of business. At this stage of development, Battle Mountain does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the first fiscal quarter the Company had a net increase in its cash resources of $14,316 as set out in the statement of cash flows, notwithstanding that we had raised a net $255,100 in new equity, and that as at January 31, 2015 the Company had a working capital deficiency (that is, negative working capital) of $67,860. Accordingly, Note 1 to the Interim Financial Statements states that significant doubt exists about our ability to continue as a going concern due to the uncertainties described in that note. Readers are also referred to the section Liquidity immediately following

Liquidity

The Company primarily relies on its cash resources to fund its ongoing exploration plans and its general and administrative efforts in support of those plans. At January 31, 2015 we had cash of $99,619. Our working capital at that date was a deficiency (that is, negative working capital) of $ 67,680. We anticipate the need to raise further cash by early in the third fiscal quarter which starts May 1, 2015.

We have recently demonstrated an ability to raise cash by loans from certain shareholders such as in September 2014 as set out in Note 5, and by completing equity private placements as set out in Note 6. Our prospects to continue to be able to secure cash by these means are supported by these recent successful transactions but cannot be relied upon.

Capital Resources

At the date of this report Battle Mountain has a modest cash position as discussed in the preceding section Liquidity. We have no commitments for capital expenditures as at January 31, 2015 or at the date of this report. As set out in the preceding section, we expect we will need to further access the equity markets by May of 2015.

Battle Mountain Gold Inc.
Three months ended January 31, 2015
Management Discussion and Analysis
Page 3 of 5

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,
	2015	2014	2014	2014	2014	2013	2013	2013
Total assets	3,041,916	2,912,643	2,873,666	1,225,261	$820,506	$662,749	$356,589	$335,552
Resource properties	2,907,552	2,766,082	2,532,730	407,942	413,974	356,464	327,730	304,945
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	85,987	286,438	135,887	152,532	51,806	66,541	8,566	129,019
Loss per share	0.00	0.01	0.01	0.02	0.01	0.02	0.00	0.07

Discussion of quarterly results

Again, we draw readers’ attention to our remarks above in the section Lack of comparability in the Interim Financial Statements. Because of the transformation of the Company arising from the RTO transaction of May 14, 2014, we believe there is no meaningful basis by which to analyse and compare net loss amounts for the quarters scheduled.

During the fiscal quarter ended January 31, 2015, total assets increased to $3.04 million from $2.91 million at October 31, 2014, principally arising from net financing proceeds of $255,000 reduced by additional investment of a net $130,000 in the Lewis project, by net reductions in trade and other payables of $41,000 and by operating losses of $86,000.

The significant changes in Battle Mountain’s key financial data over the eight quarters scheduled above are attributed principally to proceeds from loan and equity financings, to exploration expenditures on the Lewis Gold Project in Nevada and to administrative efforts in support of the project.

Related Party Transactions

During the three months ended January 31, 2015, Battle Mountain paid or accrued salaries and benefits of $20,100 to Ian Brown, the Chief Financial Officer for management services, $1,500 to Chet Idziszek, the Chief Executive Officer, and $1,500 to independent director Larry Kornze for directors’ fees, and AUD $10,200 and AUD $1,500 to Steven Garwin, an independent director, for geological consulting and director’s fees respectively. All of these transactions arose in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties.

As part of the private placement financings set out in Note 6, two directors subscribed for an aggregate $35,000 of the total gross proceeds of $257,500.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment are the most serious.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, and has been able when necessary to make short term unsecured loans from certain major shareholders. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments, and the shareholder loans of course require repayment out of future equity financings..

As a result of the RTO and the related financial effects as set out in Notes 6 and 12 to the Interim Financial Statements, the Company has to date been able to maintain sufficient financial resources to fund its calendar 2014 tenure costs and a field work program at the Lewis Gold Project as has been reported on in news releases of September 2 and 15, 2014 and February 17, 2015, and to provide for associated administrative costs through the quarter end date January 31, 2015. Readers are specifically referred to the section “Liquidity” on page 2 above where we state, “We anticipate the need to

Battle Mountain Gold Inc.
Three months ended January 31, 2015
Management Discussion and Analysis
Page 4 of 5

raise further cash by early in the third fiscal quarter which starts May 1, 2015.” Further exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of equity financing, the joint venturing of projects, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Since trading of “BMG” on a post-consolidation basis commenced on May 14, 2014 the per share price has fluctuated from a high of $0.355 to a low of $0.07 with the most recent reported closing price on March 27, 2015 of $0.11. It is probable that such price fluctuations will continue.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of establishing mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Recent IFRS Pronouncements

New Accounting Standards Adopted

The Company adopted the following accounting standards on November 1, 2014: a) an amendment to IAS 32 Financial Instruments: Presentatio’; b) amendments to IAS 36 Impairment of Assets. The adoption of these amendments to the standards had no significant impact on our consolidated financial statements:

New Accounting Standard Not Yet Adopted

IFRS 9 Financial Instruments: This standard and its consequential amendments are tentatively effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. The adoption date for this standard has been deferred a number of times and management believes it is premature to assess the impact of this proposed new standard, if, as and when finalized and adopted. Management has decided against early adoption of this standard.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

The amount disclosed as “Field expenses” of $50,957 in Note 4(c) for Q1 2015 consists of the following sub-categories: engineering and consulting - $25,657; assay and laboratory costs - $24,127; and other costs - $1,173. Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Battle Mountain Gold Inc.
Three months ended January 31, 2015
Management Discussion and Analysis
Page 5 of 5

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 29,145,896 were outstanding at January 31, 2015 and at the date of this report.

At January 31, 2015 and to the date of this report Battle Mountain had 1,550,000 incentive stock options outstanding as set out in Note 6(c) to the Interim Financial Statements.

At January 31, 2015 and to the date of this report, as set out in Note 6(b) to the Interim Financial Statements, Battle Mountain had a total of 3,537,500 share purchase warrants outstanding, made up of 250,000 warrants exercisable at $0.64 per warrant for a term expiring in April 2015; 1,287,500 warrants exercisable at $0.20 per warrant for a term expiring in December 2016; and 2,000,000 warrants exercisable at $0.15 per warrant for a term expiring in March 2018.

Vancouver, British Columbia	ÐÑÐÑÐÑ	March 27, 2015

We recommend that users of this report read the Cautionary Statements following.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, certain statements regarding the RTO first set out above under the heading Reverse takeover transaction, and further alluded to from time to time elsewhere in this document, certain statements about our plans for future financing including making loans from certain parties and carrying out equity financings, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment and the scope and timing of exploration programs and estimates of share-based payments expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Battle Mountain Gold Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended January 31st, 2015.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 30, 2015

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Battle Mountain Gold Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended January 31st, 2015.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 30, 2015

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.